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                                                                Exhibit 99(a)(9)

FOR IMMEDIATE RELEASE:
----------------------

COMPANY CONTACT:
SUZANNE D. FERNANDEZ
CORPORATE COMMUNICATIONS
212-757-3333


        SUPERIOR TELECOM INC. ANNOUNCES EXPIRATION OF HART-SCOTT-RODINO
           WAITING PERIOD; TO PROCEED WITH ACQUISITION AND MERGER OF
                          ESSEX INTERNATIONAL INC.

        New York, NY November 16, 1998 -- Superior TeleCom Inc. (NYSE:SUT) today announced that the 15-day waiting period under the Hart-Scott-Rodino Antitrust Improvements Act has expired, allowing Superior to proceed with its acquisition of Essex International Inc. (NYSE:SXC).

        As previously announced, Superior and Essex are parties to a merger agreement. Under the terms of the merger agreement, on October 28, 1998 Superior commenced a tender offer to purchase up to approximately 81% of the outstanding shares of Essex for $32 per share. The tender offer is scheduled to expire on November 25, 1998, unless extended, and is subject to a number of conditions. Following consummation of the tender offer, the merger agreement provides for the acquisition by Superior of the remaining shares of Essex in a merger between Essex and a subsidiary of Superior.

        Steven S. Elbaum, Chairman and Chief Executive Officer of Superior stated that "we are pleased that the regulatory review concluded expeditiously so that we may move ahead to complete the Essex acquisition and merger as planned and implement the resulting benefits to our shareholders and customers."

        Superior TeleCom Inc. is a leading manufacturer and supplier of telecommunications cable and wire products to telephone companies, distributors and system integrators. It also develops and manufactures voice and data multiplexers and other electronics and signal processing components and systems.

        Except for the historical information herein, the matters discussed in this news release include forward-looking statements that may involve a number or risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product demand, the impact of competitive products and pricing, changing economic conditions, including changes in short term interest rates foreign currency fluctuation and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

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